SILVERSUN TECHNOLOGIES, inc.

5 REGENT STREET, SUITE 520

LIVINGSTON, NJ 07039

February 25, 2015

Mark. P. Shuman

Branch Chief - Legal

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SilverSun Technologies, Inc.

       Withdrawal of Acceleration Request

       Registration Statement on Form S-1

       File No. 333-200726

Dear Mr. Shuman:

Reference is made to our letter, filed as correspondence via EDGAR on February 24, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, for Thursday, February 26, 2015 at 5:15 p.m. EST, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

/s/ Mark Meller

Mark Meller

Chief Executive Officer

SilverSun Technologies, Inc.